Badger Meter, Inc.
4545 W. Brown Deer Road
Milwaukee, Wisconsin 53223
P.O. Box 245036
Milwaukee, WI 53224-9536 (414) 355-0400
September 4, 2007
Via EDGAR System
Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, DC 20549

RE:	Badger Meter, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 6, 2007 File No. 001-06706
Dear Mr. Cascio:
This is in response to your letter of August 22, 2007, in which you made additional queries regarding our August 6, 2007, response to your questions raised during your review of Form 10-K referenced above. This letter should be considered supplemental to our original response. To aid in your review of our response, we have repeated your comments (in bold italics) before each response (in regular type). In this letter, “we” or “the Company” refers to Badger Meter, Inc., and its management generally.
Form 10-K for the fiscal year ended December 31, 2006
Consolidated Financial Statements
Consolidated Statement of Shareholders’ Equity, page 22
1.	We reference your response to prior comment three in our letter dated July 11, 2007. We see that stock based compensation expense includes $214,000 of compensation expense for share based payment awards where the service inception date precedes the grant date. Please tell us, in more detail, how you are accounting for such awards in accordance with paragraphs 39, 41,

Mr. Brian Cascio
Securities and Exchange Commission
September 4, 2007
Page Two
and A79 – A85 of SFAS 123(R). Specifically, explain why the awards do not impact shareholder’s equity until the date of grant.
Response: The $214,000 of compensation expense for share-based payment awards relates to our Director Stock Grant Plan. Under this Plan, each Company director who is not an employee of the Company receives a grant of 1,200 shares of common stock annually on the first business day following the annual meeting of shareholders of the Company. Our annual meetings are generally in the latter part of April. Accordingly, the service period for these stock awards is from April to April each year corresponding to the annual shareholder meetings.
Historically, these stock awards were charged to expense over the service period with a corresponding credit to a liability account for the anticipated issuance of shares at the next annual shareholders meeting. The liability amount was then reclassified to equity when the shares were issued at that subsequent annual shareholders meeting.
You specifically referenced certain paragraphs in SFAS 123(R). Paragraph 41 of that statement indicates that if the service inception date precedes the grant date, accrual of compensation costs for periods before the grant shall be based on the fair value of the award as of the reporting date. It was our initial interpretation that the phrase “accrual of compensation costs” implied that the credit should be recorded as a liability. After reviewing paragraph 39 of FAS 123(R), we now believe that the credit relating to the stock-based compensation expense should have more appropriately been recorded as additional paid in capital rather than as a liability. We have reached this conclusion based upon further review of these share-based awards issued under this Plan and the guidance of FAS 123(R) that the service inception date does not precede the grant date because, at the annual service inception date, there is a mutual understanding of key terms and conditions of the award. As a result, the grant date is the service inception date, not the award issuance date.
We have reviewed the impact of the revised accounting for these awards and detailed those impacts below. Given that the revised accounting has an immaterial impact on our reported financial statements both at year end and for the interim periods, we respectfully submit that we will not amend or restate our previously filed reports but will comply with the revised accounting in our future filings. Accrued stock compensation expense included in a liability account on the consolidated balance sheet at December 31, 2006, was $132,960 (related to the 2006 annual award, for which shares of common stock were to have been issued in 2007 concurrent with the annual shareholders meeting). As noted, this amount should have been classified as additional paid in capital. Given the service period of April to April, the balance sheet date having the most significant impact would be the first quarter of 2007. The corresponding amount as of March 31, 2007, was $175,230.
In accordance with paragraph 16 of FAS 123(R), the compensation expense should have been recorded based on the grant date fair value as of the service period inception date rather than recognizing compensation expense at fair value at each reporting date. The common stock share price on the service inception date was $28.49 compared to $27.70 on December 31, 2006. Further,

Mr. Brian Cascio
Securities and Exchange Commission
September 4, 2007
Page Three
the share prices at June 30, 2006, September 30, 2006, and March 31, 2007, were $27.00, $25.19 and $26.55, respectively. We have concluded that the corresponding change in the fair value of the award and related impact on recorded compensation expense is less than $4,000 for the year ended December 31, 2006, and approximately $9,000 for the quarter ended March 31, 2007. This equates to an impact on net income of less than $2,500 and $6,000 for the year and quarter then ended, respectively.
We have evaluated these differences in accordance with the provisions of Staff Accounting Bulletin No. 99, Materiality (“SAB 99”) to determine whether there was a material impact on our reported amounts or on the financial statements taken as a whole. We have concluded that under SAB 99, the $132,960 does not materially misstate the overall reported financial position of the Company at December 31, 2006, or any interim period within or subsequent to that year, as the result was an understatement of equity that is less than 0.3% at its most significant period of impact on March 31, 2007. Additionally, we have determined that the impact on net earnings due to the interim change in share price fair value is immaterial. The reclassification of the liability occurred in our second quarter of 2007 upon the annual shareholders meeting. We will adjust stock compensation expense in the third quarter of 2007 for the small impact previously discussed relating to the change in fair values of share prices.
We supplementally note that subsequent to the issuance of our annual report, a new Director Stock Grant Plan was approved by the shareholders at our 2007 annual shareholders meeting. Under the new Plan, an annual grant is made to each non-employee director on the first business day following the annual meeting of shareholders of shares of common stock equal to $40,000 divided by the closing market price for a share of common stock on the date of grant. This new plan would result in an award of an unknown number of shares at the inception of the service period and, accordingly, be a type of award where the accounting is governed by paragraphs 29 and by reference 30 to 35 of FAS 123(R) and described in paragraph 12(a) of FAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Under this scenario of a stock-settled liability, the use of the liability method would be proper until such time that the number of shares becomes known at share issuance.
We appreciate the opportunity to clarify the accounting for this item based upon your inquiries.
Form 10-Q for the quarter ended June 30, 2007
Consolidated Condensed Financial Statements
Note 6. Discontinued French Operations, page 9
2.	We see that you recognized $5.6 million at June 30, 2007 for the liquidation of your French operations. Please clarify if that is the amount recognized to date or tell us where this amount is recorded in your consolidated condensed statement of operations for the three and six months ended June 30, 2007. We see that the loss from discontinued operations is $252,000 for the three months ended June 30, 2007 and $149,000 for the six months ended June 30, 2007.

Mr. Brian Cascio
Securities and Exchange Commission
September 4, 2007
Page Four
Response: The loss of $5.6 million at June 30, 2007, for the liquidation of our French operations is a cumulative amount. We had used the word “cumulative” just prior to the referenced phrase where it was indicated “the Company has narrowed its estimate for the final cumulative charges for the liquidation of its French operations to an amount not to exceed $6.2 million of after-tax charges.” The sentence you reference was intended to be a continuation of that discussion, indicating what has been recognized to date. In future filings, we will clarify that the total amount recognized is a cumulative charge.
If you have any questions, please call me. My direct number is 414-371-5705.
Very truly yours,
BADGER METER, INC.
/s/ Richard E. Johnson
Richard E. Johnson
Sr. VP-Finance, Chief Financial Officer
and Treasurer